Exhibit (e)(14)

May 20, 2010

Jim Murphy

Dear Jim,

I am pleased to extend an offer of employment with Ikanos Communications Inc. (the “Company” or “Ikanos”) under the terms and conditions that follow:

Position and Duties:

You are being offered the position of Vice President of Human Resources, currently reporting to myself, in the Human Resources organization. You will perform the duties and responsibilities of the Vice President of Human Resources, as well as such additional duties and responsibilities as the Company assigns to you from time to time.

You will be employed by Ikanos, working in our Fremont, CA, office, as a regular full-time, salaried, exempt employee, which does not qualify you for overtime pay,

Compensation and Benefits;

During your employment the Company will provide you with the following pay and benefits as compensation for all services you performed for the Company and its Affiliates:

(a) Base Salary. Your starting bi-weekly salary will be $9,038.47, equivalent to an annualized amount of $235,000.00, which will be payable according to the regular payroll practices of the Company. Future salary adjustments will be determined by the Company in its sole discretion.

(b) Executive Bonus Plan. You will also be eligible to participate in the approved 2010 Executive Bonus Plan at a target bonus potential of 50% of your base salary. MBO’s for the remainder of the fiscal year will be established between you and your manager after you join us.

(c) Participation in Employee Benefit Plans. You will be eligible to participate in all of the employee benefit plans that the Company customarily maintains from time to time for its full-time employees of similar positions and responsibilities, except to the extent that such plans are duplicative of benefits otherwise provided to you pursuant to this letter. Your participation will be subject to the terms of the applicable plan documents and generally other applicable Company policies.

(d) Equity Awards. An important component of our compensation package includes the opportunity for ownership in our Company. After your date of employment and upon approval of the Board of Directors, management will recommend that the Company grant you 250,000 options to purchase the Company’s common stock. The per-share exercise price of the options will equal the closing market price of the Company’s common stock on the day the option is granted. These stock options will vest over a four year period.

Ikanos Communications Inc.	www.ikanos.com

Jim Murphy Employment Offer

May 20, 2010

At-Will Employment:

This letter and your response are not meant to constitute a contract of employment for a specific term. Your employment with Ikanos is “at-will,” which means that if you accept this offer, both you and the Company will retain the right to terminate your employment at any time, with or without prior notice or cause. We do ask that you give a minimum of two (2) weeks written notice if you decide to resign.

Miscellaneous Provisions:

This letter and the accompanying Ikanos Employee Confidential Information and Invention Assignment Agreement set forth all of the terms of your employment with Ikanos and no prior and contemporaneous communication, agreements and understandings, whether written or oral shall apply, with respect to the terms and conditions of your employment and the additional matters provided for herein. You agree that there were no promises or commitments made to you regarding your employment with Ikanos except as set forth in this letter or in the Employee Confidential Information and Invention Assignment Agreement.

The provisions contained herein shall be construed and interpreted in accordance with the laws of the State of California, without regard to the conflict of laws principles thereof. Each such provision is severable from the others, and if any provision hereof shall be declared illegal or unenforceable by a court of competent jurisdiction, the remainder shall continue to be enforceable to the fullest extent permitted by law, as if such offending provision had not been a part of this offer letter.

This offer is contingent upon the successful completion of each of the following: (i) your executing this letter; (ii) your executing the Employee Confidential Information and Invention Assignment Agreement; (iii) your providing documentation of your legal right to work in the United States with three (3) business days of your date of hire; and (iv) the completion of a satisfactory reference and background check.

If the foregoing is acceptable to you, please sign this letter in the space provided below and return to Jolene Bishop, Human Resources Manager by fax at 408.516.9397 or by email to hrforms@ikanos.com within three (3) business days. We look forward to hearing from you soon. If you have any questions about this offer, please contact me.

Jim, Ikanos is an exciting endeavor. We offer an exciting, rewarding work environment and you, and your contributions will be an important component of our on-going success. We look forward to working with you at Ikanos.

Very sincerely yours,

Ikanos Communications Inc.

Diosdado Banatao

Chief Executive Officer

Enclosures:	Duplicate Original Offer Letter
Employee Confidential Information and Invention Assignment Agreement

Ikanos Communications Inc.	www.ikanos.com

Jim Murphy Employment Offer

May 20, 2010

Employee Benefit Summary

Acceptance:

I, Jim Murphy, have read and accept the terms of this offer of employment with Ikanos Communications Inc. and I agree to the terms set forth above and in the Employee Confidential Information and Invention Assignment Agreement.

I look forward to reporting to work on June 1, 2010.

May 20, 2010
Signature	Date

Ikanos Communications Inc.	www.ikanos.com